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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 26, 2002
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-7707
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND SUPPLEMENTAL RETIREMENT PLAN

Dated: October 28, 2002	By:	/s/ JANET S. FIOLA Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc.
Employee Stock Ownership
and Supplemental
Retirement Plan
Financial Statements and Supplemental Schedules
April 30, 2002 and 2001

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Index to Financial Statements

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13
Supplemental Schedules:
Schedule of Assets Held for Investment Purposes	14
Schedule of Reportable Transactions	15

Report of Independent Accountants

To the Participants and Administrator of the
Medtronic, Inc. Employee Stock Ownership and
Supplemental Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the "Plan", formerly the Medtronic, Inc. Employees Stock Ownership Plan) at April 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions at April 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota

October 11, 2002

Medtronic, Inc.
Employee Stock Ownership (ESOP) and Supplemental Retirement (SRP) Plan
Statement of Net Assets Available for Benefits
(in 000's)

	April 30,
	2002	2001
ESOP Assets, net
Investments, at fair value:
Interest in Master Trust Fund	$186,510	$307,251
Medtronic ESOP Fund	529,345	429,568
Medtronic Dividend Stock Fund	2,363	1,926

Total ESOP assets, net	718,218	738,745

SRP Assets—Participant Directed
Investments, at fair value:
Medtronic Common Stock Fund	458,603	—
Vanguard 500 Index Fund	92,137	—
Vanguard PRIMECAP Fund	78,157	—
Vanguard Wellington Fund	74,854	—
Vanguard Windsor II Fund	44,454	—
Vanguard Explorer Fund	32,170	—
Vanguard International Growth Fund	21,185	—
Vanguard U.S. Growth Fund	19,019	—
Vanguard Total Bond Market Index Fund	19,387	—
Vanguard Extended Market Index Fund	9,062	—
Participant loans receivable	13,847	—

	862,875	—
Medtronic Interest Income Fund, at contract value	105,696	—

Total SRP assets	968,571	—

Net assets available for benefits	$1,686,789	$738,745

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Statement of Changes in Net Assets Available for Benefits
(in 000's)

	Years Ended April 30,
	2002	2001
Investment activity:
Interest and dividend income	$20,820	$1,977
Increase/Decrease in Plan's interest in Master Trust Fund	5,908	(54,593)
Net depreciation in fair value of separate trust investments	(25,535)	(69,142)

Total investment activity	1,193	(121,758)
Employer cash contributions	983	2,418
Employee contributions	77,920	—
Assets transferred in from other plan (Note 1)	936,750	—
Deductions:
Benefit payments	(68,760)	(36,127)
Administrative fees	(42)	(256)

Total deductions	(68,802)	(36,383)

Increase (decrease) in net assets	948,044	(155,723)
Net assets available for benefits:
Beginning of year	738,745	894,468

End of year	$1,686,789	$738,745

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc.
Employee Stock Ownership and Supplemental
Notes to Financial Statements

1.    Description of the Plan

  The following description of the Medtronic, Inc. Employee Stock Ownership (ESOP) and Supplemental Retirement (SRP) Plan (the "Plan", formerly the Medtronic, Inc. Employees Stock Ownership Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

  General

  The Plan provides stock ownership benefits and assists employees to increase retirement savings and provide financial security upon retirement. The Plan is available to all eligible full-time and part-time employees immediately upon hire. The Plan is a contributory defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustees of the Plan are Vanguard Fiduciary Trust Company ("Vanguard Trust") and US Bank Institutional Financial Services ("US Bank") (hereinafter collectively referred to as the "Trustees"). Allocated ESOP assets and contributed SRP assets are held by Vanguard Trust and unallocated ESOP assets are held by US Bank. Transactions are executed by the Trustees of the Plan as directed by Medtronic, Inc. ("the Company") in its capacity as Plan Administrator.

  Plan Merger

  The Compensation Committee of the Board of Directors of the Company approved the merger of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan into the Plan. Effective May 31, 2001 assets of $936,750,000 related to all active employees in the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan were transferred into the Plan. The Plan was amended effective April 30, 2001 to allow employees elective deferrals under Code Section 401(k). The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan now has two components: a SRP component which governs the elective deferrals, and the ESOP component that governs matching contributions related to the SRP and non-matching allocations of employer stock.

  Administration

  The Qualified Plan Committee oversees the administration of the Plan. The committee appointed Vanguard Trust and US Bank as Trustees of the plan assets and Recordkeeper of the Plan. Vanguard has been appointed to provide participant services, education, and communication services. Vanguard maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings, losses, disbursement and expenses credited thereto.

  Contributions and Allocations

  Participating employees may contribute 2% to 15% of eligible earnings on a pre-tax basis to the Plan. Participants receive matching allocations of Medtronic common stock to their ESOP matching accounts in the Plan. The matching allocation is based on each participant's contributions up to 6% of eligible compensation, and ranges from 50% to 150% of these contributions. Matching allocations totaled approximately $41,915,000 and $33,100,000 for fiscal years 2002 and 2001, which is included in the allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to Vanguard Trust (See Note 4). Participants are allowed to transfer matching allocated amounts to any of the SRP investment choices.

  Employee contributions to the Plan are made through payroll deductions. The contributions can be allocated to eleven investment choices based upon participant investment decisions. The participants may change the investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two exchanges a month in or out of the Medtronic Common Stock Fund.

  In addition to the matching allocation, participants can receive annual allocations to their ESOP Regular accounts are in the form of Medtronic, Inc. common stock. These annual allocations range from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain performance goals. Active participants may begin to diversify their ESOP Regular allocations at age 55 if the participant has been in the Plan for ten years.

  Vesting

  Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and remain fully vested in all Company contributions after five years. Participant forfeiture of nonvested amounts reduce the Company's contribution. Employer contributions of $3,992,000 and $4,641,000 during fiscal years 2002 and 2001, respectively, were forfeited by terminating employees before those amounts became vested.

  Distributions

  An active participant who has attained age 59 1/2 may request a cash withdrawal for all or a part of the value of the SRP assets. Active participants are not allowed to take withdrawals from their ESOP Regular allocated amounts, however they are allowed to diversify to any of the SRP investment choices upon eligibility.

  Upon termination of employment, the participant must take a complete distribution if the value of the participant's account is under $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal or request a direct rollover. Participant funds invested in Medtronic stock may be taken in-kind or as cash. Upon retirement from the Company, the participants also have the option to take monthly installments from the Plan.

  Active participants may take hardship withdrawals from the SRP assets of the Plan if they incur financial hardship. The hardship withdrawal is only available to meet immediate and severe financial needs that cannot be met through other available sources in the Plan including the available loan provisions. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

  Upon the death of a participant, the account becomes fully vested and will be paid to the designated beneficiary, or if no beneficiary has been designated, the balance will be paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic stock in-kind or as cash.

  Participant Loans

  Participants are limited to one loan outstanding at a time and can borrow up to 50% of their total vested SRP balance not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deduction in equal amounts over one to five years. The interest rate is calculated as one percentage point over the prime rate in effect at US Bank, N.A., on the first workday of the month in which the loan is made and remains fixed for the duration of the loan. At April 30, 2002, loans receivable were due at various dates through 2007, with interest rates ranging from 6.0% to 10.5%.

  Termination of the Plan

  Termination or retirement benefits are paid by the Trustee in accordance with the provisions of the Plan and the instructions of Medtronic, Inc., acting as plan administrator. In the event the Plan was terminated and there was not a successor plan, participants would become fully vested in the Company contributions. Benefits would be distributed at that time in the manner provided in the documents, which terminated the Plan.

2.    Summary of Accounting Principles

  Basis of Presentation

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Investment Valuation

  The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Medtronic Common Stock Fund and the Plan's interest in the Master Trust Fund are valued at year-end unit closing price (comprised of year-end market price plus uninvested cash position). The common shares of the Company are valued at the quoted market price. Participant loans are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

  Investment Transactions and Related Investment Income

  Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

  Use of Estimates

  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Administrative Expenses

  Administrative expenses are paid by the Plan. Such expenses consist of recordkeeping fees, trustee fees and account maintenance. The Plan pays for the fees associated with transactions in the Medtronic ESOP Fund. Participants pay for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts. In addition, participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

  Payment of Benefits

  Benefit payments are recorded upon distribution.

  Risks and Uncertainties

  The Plan provides for investment in the Company's common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk and uncertainties associated with investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

  Concentration of Market Risk

  As of April 30, 2002 and 2001, approximately 70% and 100% of the Plan's net assets were invested in the common stock of Medtronic, Inc., respectively. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP, which was designed to provide stock ownership benefits to eligible employees. The underlying value of the Medtronic Common Stock Fund is entirely dependent on the performance of Medtronic, Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materiality affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.    Investments

  The net appreciation (depreciation) in the fair value of investments during 2002 and 2001, other than those held in the Master Trust including investments purchased and sold, as well as those held during the year, was as follows (in 000's):

	April 30,
	2002	2001
Medtronic Common Stock Fund	$19,603	$—
Vanguard 500 Index Fund	(14,654)	—
Vanguard PRIMECAP Fund	(12,617)	—
Vanguard Wellington Fund	(4,818)	—
Vanguard Windsor II Fund	(4,266)	—
Vanguard Explorer Fund	169	—
Vanguard International Growth Fund	(2,104)	—
Vanguard U.S. Growth Fund	(6,401)	—
Vanguard Total Bond Market Index Fund	3	—
Vanguard Extended Market Index Fund	(351)	—
Medtronic, Inc. ESOP Stock	(99)	(69,142)

Net depreciation in fair value of investments	$(25,535)	$(69,142)

  The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximates fair value, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issuers or otherwise.

  The average yield of the Medtronic Interest Income Fund was 6.15% for 2002. The crediting interest rate of the Medtronic Interest Income Fund was 6.03% for 2002. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.    Interest in the Master Trust Fund

  Certain assets of the Plan are invested by the Trustee in a Master Trust Fund, with certain assets of the Medtronic, Inc. and Participating Employers Retirement Plan, the Physio-Control Retirement Plan, and the Medtronic, Inc. Retirement Plan—401(h) Medical Account.

  US Bank, as the recordkeeper of certain assets of the Master Trust Fund, maintains a separate account for the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan assets held within the Master Trust Fund. The separate account assets consist primarily of Medtronic, Inc. common stock. At April 30, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was 31% and 46%, respectively.

  The Plan's interest in the total assets held in the Master Trust Fund and changes in assets during the periods are as follows (in 000's):

	Years Ended April 30,
	2002	2001
Interest in Master Trust, beginning of year	$307,251	$408,438
Employer cash contributions	983	2,418
Interest and dividend income	1,392	1,479
Realized/unrealized gain (loss)	3,600	(56,225)
Dividend on allocated shares	2,341	1,907
Interest expense	(1,389)	(1,691)
Other expenses	(36)	(63)
Net assets transferred to separate trust	(127,632)	(49,012)

Interest in Master Trust, end of year	$186,510	$307,251

        The financial data of the Master Trust Fund on an accrual basis, is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Net Assets Available for Benefits
(unaudited, in 000's)

	April 30,
	2002	2001
Assets
Investments at fair value:
Short-Term Investment Fund	$113,241	$43,137
U.S. government securities	45,055	41,900
Corporate debt securities	56,260	21,962
Medtronic, Inc. common stock	325,860	379,772
Other common stock	106,748	180,675
Partnership and derivative contracts	43,115	20,744

Total investments	690,279	688,190
Receivables:
Interest/dividends receivable	1,295	1,020

Total assets	691,574	689,210

Liabilities
Accured allocation of Medtronic, Inc. common stock	70,005	—
Accrued 401(h) benefits	2,705	2,238
Accrued expenses	46	21
Loan from Medtronic, Inc.	12,169	15,437

Total liabilities	84,925	17,696

Net assets available for benefits	$606,649	$671,514

        The financial data of the Master Trust Fund on an accrual basis, is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Changes in Net Assets Available for Benefits
(unaudited, in 000's)

	Years Ended April 30,
	2002	2001
Investment activity:
Interest income	$7,912	$11,069
Dividend income	1,382	1,449
Other income	2,341	1,907
Net depreciation in fair value of investments	(14,916)	(89,556)

Total investment activity	(3,281)	(75,131)
Employer contributions	83,236	45,002

Total contributions and investment activity	79,955	(30,129)

Deductions:
Interest expense	(1,389)	(1,691)
Benefit payments	(14,726)	(9,890)
Other expenses	(1,073)	(1,172)
Net assets transferred to other trustees	(127,632)	(49,012)

Total deductions	(144,820)	(61,765)

Decrease in net assets	(64,865)	(91,894)
Net assets available for benefits:
Beginning of year	671,514	763,408

End of year	$606,649	$671,514

        The Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000's):

	Years Ended April 30,
	2002	2001
Net change in fair value of investments:
Short-Term Investment Fund	$(352)	$257
U.S. government securities	513	2,426
Corporate debt securities	265	1,350
Medtronic, Inc. common stock	3,715	(65,617)
Other common stocks	(15,422)	(28,702)
Partnership and derivative contracts	(3,635)	730

Net depreciation in fair value of investments	$(14,916)	$(89,556)

5.    Trustees

  Unallocated assets of the Plan are invested in a Master Trust Fund with certain assets of the Medtronic, Inc. and Participating Employers Retirement Plan, the Physio-Control Retirement Plan, and the Medtronic, Inc. Retirement Plan—401(h) Medical Account. US Bank is the Trustee for the unallocated assets attributable to the Plan held in the Master Trust Fund. Medtronic, Inc. and US Bank act as recordkeepers for these assets. US Bank maintains a separate account for the unallocated Plan assets and liabilities held within the Master Trust Fund. The Plan assets within the Master Trust Fund consist of Medtronic, Inc. common stock. The liabilities consist of a loan from Medtronic, Inc. The unallocated assets consist of shares of the Company's common stock with fair values of approximately $198,653,000 and $322,684,000 at April 30, 2002 and 2001, respectively.

6.    Funding Policy

  In December 1989, the Master Trust borrowed $40.0 million from the Company on behalf of the Plan and used the proceeds to purchase 18,932,938 shares (adjusted for stock splits) of the Company's common stock. The loan from the Company is payable over a period not to exceed 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The Company makes contributions to the Plan, which are used, in part, by the Plan to make principal and interest payments. Contributions are based on debt service requirements less any dividends received by the Plan on the unallocated shares of stock. Contributions are further adjusted to meet the annual targeted benefit level as determined by the Company.

  During fiscal years 2002 and 2001, allocations of 2.57% and 2.50%, respectively, of qualified compensation were allocated to participants' ESOP regular accounts. In addition, allocations of 3.85% and 3.44% of qualified compensation were made to Plan participants' ESOP matching accounts in fiscal years 2002 and 2001, respectively. Forfeitures of allocated shares funded a portion of the allocation requirements for fiscal years 2002 and 2001.

7.    Allocation Summary of Net ESOP Assets

  Statement of Net ESOP Assets Available for Benefits

	April 30,
	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Investments at fair value:
Medtronic Dividend Stock Fund	$2,363	$26	$2,389	$1,926	$—	$1,926
Investment in Medtronic, Inc. common stock	529,345	198,653	727,998	429,568	322,684	752,252

Total investments	531,708	198,679	730,387	431,494	322,684	754,178
Employer contribution receivable	—	—	—	—	—	—
Accrued income	—	—	—	—	4	4

Total assets	531,708	198,679	730,387	431,494	322,688	754,182

Liabilities:
Loan payable	—	12,169	12,169	—	15,437	15,437

Net assets available for plan benefits	$531,708	$186,510	$718,218	$431,494	$307,251	$738,745

  Statement of Changes in Net Assets

	Years Ended April 30,
	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investment activity:
Interest and dividend income	$2,428	$3,733	$6,161	$1,977	$3,386	$5,363
Unrealized depreciation in fair value of investments	(99)	3,600	3,501	(69,142)	(56,225)	(125,367)

Total investment activity	2,329	7,333	9,662	(67,165)	(52,839)	(120,004)
Interfund transfers	(2,447)	—	(2,447)	—	—	—
Employer contributions	—	983	983	—	2,418	2,418
Allocation of Medtronic, Inc. common stock*	127,632	—	127,632	49,012	—	49,012
Interest expense	—	(1,389)	(1,389)	—	(1,691)	(1,691)
Administrative expenses	—	(36)	(36)	(256)	(63)	(319)
Benefit payments	(27,300)	—	(27,300)	(36,127)	—	(36,127)
Allocation of Medtronic, Inc. common stock*	—	(127,632)	(127,632)	—	(49,012)	(49,012)

Increase (decrease) in assets	100,214	(120,741)	(20,527)	(54,536)	(101,187)	(155,723)
Beginning of year	431,494	307,251	738,745	486,030	408,438	894,468

End of year	$531,708	$186,510	$718,218	$431,494	$307,251	$738,745

*      Allocated shares were 1,223,508 and 925,098 in the years ended April 30, 2002 and 2001, respectively.

  In July of 2002, 1,482,783 shares of Medtronic Common Stock were allocated into Participants' ESOP matching accounts in the plan, reflected in the tables above.

8.    Related Party Transactions

  During the years ended April 30, 2002 and 2001, the Plan had transactions with Vanguard Trust and US Bank, the Plan's Trustees, which are allowed by the Plan and are acceptable under the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

  Total purchases and proceeds from sales with Vanguard Trust for the years ended April 30, 2002 and 2001 were $363,432,000 and $361,443,000 and $9,437,000 and $46,613,000, respectively. Total purchases and proceeds from the sales with US Bank for the years ended April 30, 2002 and 2001 were $2,467,000 and $1,001,000 and $1,454,000 and $2,596,000, respectively.

9.    Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in 000's):

	April 30,
	2002	2001
Net assets available for benefits per the financial statements	$1,686,789	$738,745
Amounts allocated to withdrawing participants	(6,693)	(1,555)

Net assets available for benefits per the Form 5500	$1,680,096	$737,190

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in 000's):

	Year Ended April 30,
	2002	2001
Benefits paid to participants per the financial statements	$68,760	$36,127
Add: Amounts allocated to withdrawing participants at end of year	6,693	1,555
Less: Amounts allocated to withdrawing participants at beginning of year	(1,555)	(3,729)

Benefits paid to participants per the Form 5500	$73,898	$33,953

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30 but not yet paid as of that date.

10.    Tax Status

  The Plan received a favorable determination letter from the Internal Revenue Service on September 7, 1995. Although the Plan has been amended since receiving the determination letter, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULES

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan
Schedule of Assets Held for Investment Purposes
April 30, 2002
(in 000's except share information)

(a)	(b)	(c)		(d)	(e)
	Fund	Investment Type	Number of Shares or Face Amount	Cost	Fair Value
	ESOP Assets
*	Medtronic ESOP Fund	Company Stock	10,278,351	$33,380	$529,345
*	Medtronic Dividend Stock Fund	Company Stock		2,363	2,363

	Total ESOP Assets, excluding interest in Master Trust Fund			$35,743	$531,708

	SRP Assets
*	Medtronic Common Stock	Company Stock Fund		**	458,603
*	Vanguard 500 Index Fund	Registered Investment Company		**	92,137
*	Vanguard PRIMECAP Fund	Registered Investment Company		**	78,157
*	Vanguard Wellington Fund	Registered Investment Company		**	74,854
*	Vanguard Windsor II Fund	Registered Investment Company		**	44,454
*	Vanguard Explorer Fund	Registered Investment Company		**	32,170
*	Vanguard International Fund	Registered Investment Company		**	21,185
*	Vanguard U.S. Growth Fund	Registered Investment Company		**	19,019
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		**	19,387
*	Vanguard Extended Market Index Fund	Registered Investment Company		**	9,062
*	Participant loans receivable	Interest at 6.0% to 10.5% (Due at various dates through 2007)		**	13,847
*	Medtronic Interest Income Fund	Unallocated Insurance Contracts		**	105,696

	Total SRP Assets			**	968,571

	Total ESOP and SRP Assets			**	$1,500,279

*
Denotes party in interest

**
Cost information is excluded as it is no longer required for participant-directed investments

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan
Schedule of Reportable Transactions
For the year ended April 30, 2002
(in 000's)

	Cost of Purchases	Proceeds from Sale	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain or (Loss)
Medtronic, Inc. ESOP stock	$32,800	$—	$—	$32,800	$—
Medtronic, Inc. ESOP stock	—	34,811	7,033	34,811	27,778

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529 and 33-44230) of Medtronic, Inc. of our report dated October 11, 2002 relating to the financial statements of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan which appears on this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 25, 2002

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SIGNATURES
Index to Financial Statements
Report of Independent Accountants
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
SUPPLEMENTAL SCHEDULES
Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions
Consent of Independent Accountants